UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AGCO Corporation

(Name of Subject Company (Issuer))

AGCO Corporation

(Name of Filing Person (offeror))

1.25% Convertible Senior Subordinated Notes due 2036

(Title of Class of Securities)

001084AM4

(CUSIP Number of Class of Securities)

Copy to:

Roger Batkin AGCO Corporation 4205 River Green Parkway Duluth, Georgia 30096 (770) 813-9200	W. Brinkley Dickerson, Jr. Paul Davis Fancher Troutman Sanders LLP 600 Peachtree Street N.E., Suite 5200 Atlanta, Georgia 30308-2216 (404) 885-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$202,507,813	$26,084

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 1.25% Convertible Senior Subordinated Notes due 2036 (the “Notes”), pursuant to the indenture governing the Notes calculated as the sum of (a) $201,250,000, representing 100% of the aggregate principal amount of the Notes outstanding, plus (b) $1,257,813, representing accrued and unpaid interest on the Notes to, but not including, December 15, 2013.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

Pursuant to and subject to the terms and conditions of the Indenture, dated as of December 4, 2006 (the “Indenture”), between AGCO Corporation, a Delaware corporation (the “Company,” “we,” “us” and “our”), and Union Bank, N.A. (formerly Union Bank of California, N.A.), as trustee (the “Trustee”) relating to the Company’s 1.25% Convertible Senior Subordinated Notes due 2036 (the “Notes”), this Tender Offer Statement on Schedule TO is filed with the Securities and Exchange Commission (“SEC”) by the Company with respect to the right of each holder of the Notes to require the Company to repurchase for cash on December 16, 2013 any and all of the Notes properly tendered and not properly withdrawn by 11:59 p.m., New York City time, on December 16, 2013 at a price of $1,000 per $1,000 in aggregate principal amount tendered, plus accrued and unpaid interest to, but excluding, December 15, 2013, pursuant to the terms and conditions of the Indenture, the Notes and the Offer to Purchase, dated November 27, 2013 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), attached hereto as Exhibit (a)(1). In order to comply with applicable U.S. federal securities laws, the Company also is offering to repurchase for cash on December 31, 2013 any and all of the Notes properly tendered and not properly withdrawn by 11:59 p.m., New York City time, on December 31, 2013 at a price of $1,000 per $1,000 in aggregate principal amount tendered, plus accrued and unpaid interest to, but excluding December 31, 2013, pursuant to the terms and conditions of the Offer to Purchase.

Holders may tender their Notes until 11:59 p.m., New York City time, on December 31, 2013. Holders may withdraw previously tendered Notes until 11:59 p.m., New York City time, on December 31, 2013.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Offer to Purchase. In addition, pursuant to Section 14.01 of the Indenture, the Notes are convertible through at least December 31, 2013 for the consideration specified in Section 14.04 of the Indenture and described in Section 2.3 under “Important Information Concerning the Repurchase Offer” in the Offer to Purchase.

The address of the Company’s principal executive offices is 4205 River Green Parkway, Duluth, Georgia 30096, and its telephone number is (770) 813-9200.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) The Company does not believe that its financial condition is material to a holder’s decision whether to accept the repurchase offer described in the Offer to Purchase because, among other reasons, the consideration offered consists solely of cash, the repurchase offer is not subject to any financing condition and the offer is for all outstanding Notes. In addition, the Company is a public reporting company that files reports electronically with the SEC.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) The information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.

Item 12. Exhibits.

(a)(1)*	Offer to Purchase to Holders of 1.25% Convertible Senior Subordinated Notes due 2036, dated November 27, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 4, 2006, between AGCO Corporation and Union Bank, N.A. (formerly Union Bank of California, N.A.), as trustee (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by AGCO Corporation on December 4, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2013	AGCO CORPORATION

	By:	/s/ Andrew H. Beck
Name: Andrew H. Beck
Title: Senior Vice President and Chief Financial Officer

Exhibit Index

(a)(1)*	Offer to Purchase to Holders of 1.25% Convertible Senior Subordinated Notes due 2036, dated November 27, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 4, 2006, between AGCO Corporation and Union Bank, N.A. (formerly Union Bank of California, N.A.), as trustee (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by AGCO Corporation on December 4, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.